The fund has two classes of shares - Science & Technology, offered since September 30,
1987, and Science & Technology Advisor Class, first offered on March 31, 2000. Science
& Technology Advisor Class sells its shares only through financial intermediaries, which it compensates for distribution and certain administrative services under a Board-approved
Rule 12b-1 plan. Each class has exclusive voting rights on matters related solely to that class, separate voting rights on matters that relate to both classes, and, in all other respects, the same rights and obligations as the other class.